GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

RECEIVED
2004 AUG -9 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/1551/04/LTR

6 August 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

04036066

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 30 July 2004 (*Announcement of 2004 Interim Results for the six months ended 30 June 2004 of Subsidiary Company, City e-Solutions Limited*)
- 3 August 2004 (*Notifications on Subsidiary and Associated Companies*);
- 5 August 2004 (*Announcement – Scheduled date for release of the Second Quarter 2004 Financial Results*); and
- 5 August 2004 (*Announcement of Half Year Results of Subsidiary Companies*)

Yours faithfully,

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for

ADR.

MASNET No. 134 OF 30.07.2004
Announcement No. 134

CITY DEVELOPMENTS LIMITED

Announcement of 2004 Interim Results for the six months ended 30 June 2004 of Subsidiary Company, City e-Solutions Limited

30 July 2004

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Announcement of 2004 Interim Results for the six months ended 30 June 2004 of Subsidiary Company, City e-Solutions Limited

We attach herewith a copy of the subject announcement issued by City e-Solutions Limited on 30 July 2004, for your information.

CeS Interim 2004

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 30/07/2004 to the SGX

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

2004 INTERIM RESULTS – ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with comparative figures.

		Six months ended 30 June	
	Note	*2004* HK$'000	*2003* HK$'000
Turnover	2	32,009	34,884
Cost of sales		(10,574)	(8,952)
Gross profit		21,435	25,932
Other income (net)	3	8,484	11,954
Administrative expenses	4	(23,974)	(26,669)
Profit from operations	2	5,945	11,217
Profit from ordinary activities before taxation		5,945	11,217
Taxation	5	(71)	(55)
Profit from ordinary activities after taxation		5,874	11,162
Minority interests		(401)	27
Profit attributable to shareholders		5,473	11,189
Dividend	6	-	-
Retained profit for the period		5,473	11,189
Earnings per share	7		
Basic		1.43 cents	2.92 cents

Consolidated Balance Sheet at 30 June 2004 - unaudited

	At 30 June 2004 HK$'000	*At 31 December 2003* HK$'000
Non-current assets		
Fixed assets	4,011	5,255
Intangible assets	444	473
Other financial assets	538	279
Total non-current assets	4,993	6,007
Current assets		
Other financial assets	103,388	58,240
Trade and other receivables	27,143	38,060
Cash and cash equivalents	491,534	527,166
Total current assets	622,065	623,466
Current liabilities		
Trade and other payables	(24,624)	(22,360)
Provision for taxation	(1,087)	(1,048)
Total current liabilities	(25,711)	(23,408)
Net current assets	596,354	600,058
Total assets less current liabilities	601,347	606,065
Minority interests	(25,748)	(25,212)
NET ASSETS	575,599	580,853
CAPITAL AND RESERVES		
Share capital	383,126	383,126
Reserves	192,473	197,727
	575,599	580,853

Notes: -

1. This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review financial reports", issued by the Hong Kong Society of Accountants, whose review report is included in the interim financial report to be sent to shareholders.

2. The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period are as follows:

a) Principal Activities

	Investment Holding		*Hospitality Related Services*		*Consolidated*	
	Six months ended 30 June		*Six months ended 30 June*		*Six months ended 30 June*	
	2004	*2003*	*2004*	*2003*	*2004*	*2003*
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	2,272	6,086	29,737	28,798	32,009	34,884
Profit/(loss) from operations	3,655	12,020	2,290	(803)	5,945	11,217
Taxation					(71)	(55)
Minority interests					(401)	27
Profit attributable to shareholders					5,473	11,189
Depreciation and amortisation for the period	618	541	307	951	925	1,492

b) Geographical Locations of Operations

	Group Turnover		*Profit/(loss) from operations*	
	Six months ended 30 June		*Six months ended 30 June*	
	2004	*2003*	*2004*	*2003*
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	1,641	5,337	3,356	11,342
Singapore	1,541	786	541	678
United States	28,827	28,761	2,048	(803)
	32,009	34,884	5,945	11,217

3. The analysis of other income (net) is as follows:

	Six months ended 30 June	
	2004	*2003*
	HK$'000	HK$'000
Exchange gain net	1,751	4,351
Net (loss)/gain on sale of fixed assets	(16)	65
Unrealised gain on stating securities at fair value (net)	6,190	7,458
Others	559	80
	8,484	11,954

4. Administrative expenses were largely incurred by the hospitality related services business units.

5. Taxation

	Six months ended 30 June	
	2004	*2003*
	HK$'000	HK$'000
Hong Kong taxation	-	-
Overseas taxation	71	55
	71	55

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

The Group did not have material unprovided deferred taxation at the balance sheet date.

6. Dividend

a) Dividends attributable to the interim period
The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2004 (2003: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June	
	2004	*2003*
	HK$'000	HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2003: HK 2 cents) per share	11,494	7,663

7. Earnings per share

a) Basic earnings per share
The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$5.5 million (2003: HK$11.2 million) and on 383,125,524 (2003: 383,125,524) ordinary shares in issue during the period.

b) Diluted earnings per share
Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), the Group has most of its operating activities in the United States.

After a tentative start to the year, the US hospitality industry has witnessed a palpable rebound in activities in the first half of 2004 compared to the previous year. However, the pace of recovery varied amongst the different regions.

For the 1st half of 2004, SWAN recorded operating revenues of HK$28.8 million, which was unchanged from the previous corresponding period. However, a pre-tax profit of $2.0 million was registered compared to a small loss of HK$0.8 million incurred in the previous corresponding period. The improvement was assisted by the absence of the allowance for doubtful receivables of HK$2.7 million incurred in the previous corresponding period.

Financial Commentary

Group Performance

The Group recorded a net profit attributable to its shareholders of HK$5.5 million, a decrease of 51.1%, as compared to a profit of HK$11.2 million in the previous corresponding period. The decrease in net profit can be attributed mainly to lower interest income and exchange gain.

The Group's turnover decreased by 8.2% to HK$32.0 million from HK$34.9 million due mainly to lower interest income. As the interest rate continues to remain low, approximately HK$38.8 million was invested in equity security during the period under review, hence reducing the Group's interest generating cash deposits.

Net other income amounted to HK$8.5 million, a decrease of HK$3.5 million, from HK$12 million reported in the previous corresponding period due mainly to a lower exchange gain as the majority of the Group's cash is held in United States dollar.

Financial Position, Cash Flow and Borrowings

As at 30 June 2004, the Group's gross assets stood at HK$627.1 million, marginally lower from HK$629.5 million as at 31 December 2003.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash inflow amounted to HK$13.8 million. The cash outflow on investing and financing activities amounted to HK$38.8 million being investment in equity security and HK$11.5 million which was paid to shareholders as dividends respectively. Consequently, the Group reported cash and cash equivalents of HK$491.5 million as at 30 June 2004, down from HK$527.2 million as at 31 December 2003.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

Employees

As at 30 June 2004, the Group had 42 employees, same as at the end of the last financial year ended 31 December 2003. The total payroll costs for the period under review was HK$15.5 million.

Prospects

The economic climate in the United States is showing clear signs of recovery which will provide a conducive environment to the business. The hotel management business and reservations distribution and advisory business units are continuing to work on many potential contracts and are optimistic that some of these contracts will be converted to multi-year contracts in the second half of the year.

We will be more active in the coming six months to capitalize on investment opportunities. Barring unforeseen circumstances, the Group's hospitality related operations will continue to be satisfactory in the second half of 2004.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2004, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the period. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 30 July 2004

As at the date of this announcement, the Board is comprised of 10 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is non-executive Director, namely Mr. Wong Hong Ren and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Chan Bernard Charnwut.

MASNET No. 67 OF 03.08.2004
Announcement No. 67

CITY DEVELOPMENTS LIMITED

Notifications on Subsidiary and Associated Companies

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

(1) Changes in subsidiaries within the Millennium & Copthorne Hotels plc Group

Millennium & Copthorne Hotels plc ("M&C"), a subsidiary of the Company, has incorporated M & C NZ Limited ("M&C NZ") in England and Wales with an authorised share capital of £30,000,000 comprising 30,000,000 ordinary shares of £1 each, and an issued and paid-up share capital of £1. M&C NZ is wholly owned by CDL Hotels Holding New Zealand Limited, an indirect wholly owned subsidiary of M&C. The principal activity of M&C NZ is that of a holding company.

(2) Changes in subsidiaries within the City e-Solutions Limited Group

City e-Solutions Limited, a subsidiary of the Company, has incorporated Cygnet Waco AB Corp. ("Cygnet") in the State of Texas, United States of America through its subsidiary, Richfield Hospitality, Inc. ("Richfield"). Cygnet has an authorised share capital of 10,000 shares of common stock of US$1 par value each and an issued and paid-up share capital of 1,000 shares of common stock of US$1 each and is wholly owned by Richfield. Cygnet will hold the liquor license at the Clarion Hotel Waco, a hotel in Texas managed by Richfield.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 03/08/2004 to the SGX

MASNET No. 79 OF 05.08.2004
Announcement No. 79

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Announcement – Scheduled date for release of the Second Quarter 2004 Financial Results

City Developments Limited will be announcing its second quarter results for the 3 months ended 30 June 2004 and 6 months ended 30 June 2004 on 13 August 2004.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 05/08/2004 to the SGX

MASNET No. 77 OF 05.08.2004
Announcement No. 77

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Announcement of Half Year Results of Subsidiary Companies

5 August 2004

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of Half Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the half year ended 30 June 2004 issued by the following companies on 5 August 2004 for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CHNZ")
3. CDL Investments New Zealand Limited ("CINZ")
4. Grand Plaza Hotel Corporation ("GPHC")

M&C HY2004.

CHNZ HY2004. CHNZ ChRev HY200 CHNZ MediaRel

CINZ HY2004. CINZ ChRev HY200

GPHC HY 2004.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

5 August 2004

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

Millennium & Copthorne Hotels plc today presents its results for the six months ended 30 June 2004.

Group results

- Group turnover up 8% to £262.7m (2003: £243.0m)
- Group operating profit up 131% to £35.8m (2003: £15.5m, includes £7.0m pre-opening expenses for the Millenium Hilton Hotel, New York)
- Pre-tax profits increased to £20.6m (2003: £6.3m loss)
- Pre-tax profit before disposal of fixed assets £20.1m (2003: £6.7m loss)
- Earnings per share 4.6p (2003: loss per share of 2.2p)
- Interim dividend of 2.08p per share (2003: Full year 6.25p)

Operational overview

- Encouraging results in improving markets reflect benefits of continued focus on driving profitability at a local level
- Group occupancies increased to 69.5% (2003: 61.1%) with growth in all regions
- Continued recovery in Group RevPAR performance, up 12%, led by significant improvements in New York, London and Asia
- Management developments:
    - Tony Potter to be appointed Group Chief Executive, effective by the end of the year
    - David Cashman appointed Group Chief Financial Officer
    - Strengthened senior regional management teams

Commenting today, Mr Kwek Leng Beng, Chairman, said:

"Our recovery is firmly on track. The improving trend that we saw in the second half of 2003 and in the first quarter has continued. We are particularly encouraged by the significant improvements achieved in our key markets of New York, London and Asia.

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

OVERVIEW

Our results for the first half of 2004 demonstrate that our recovery is firmly on track and give encouragement for the second half and beyond.

	Three months to 30 June 2004	Three months to 30 June 2003	Six months to 30 June 2004	Six months to 30 June 2003
	£m	£m	£m	£m
Group turnover	136.1	117.9	262.7	243.0
Group operating profit	21.9	5.9	35.8	15.5
Profit/(loss) before tax	15.0	(11.0)	20.6	(6.3)

On 6 May 2004 we provided a quarterly trading update in which we stated that the improving trend that we saw in the second half of 2003 had continued. Our recovery has become stronger in the second quarter, albeit against easier comparables, particularly in Asia, as we benefit from a pick up in both business and leisure travel.

We are encouraged to note signs of a continued recovery in both occupancy and rate in our key markets of New York and London with RevPAR up 18% (which includes a full six months trading at The Millenium Hilton, New York in 2004) and 14% respectively. RevPAR in our Asia region increased 46%. Whilst this was driven through increased occupancies, we saw encouraging early signs of rate growth in the region during the month of June.

For the six months to 30 June 2004 we recorded a pre tax profit of £20.6m (2003: loss of £6.3m). The earnings per share was 4.6p (2003: loss of 2.2p). We are declaring an interim dividend at 2.08p per share (2003: Full year 6.25p per share).

The management team has commenced a programme of in-depth appraisal to ensure that operational performance meets best practice, thereby improving RevPAR, and that the value inherent in the Group's asset portfolio is maximised. As well as initiating further cost saving initiatives, they have introduced strengthened management teams and new marketing initiatives to drive revenues.

REVIEW OF OPERATIONS

Group performance

Our turnover for the first six months of 2004 was £262.7m (2003: £243.0m). Group operating profit was £35.8m (2003: £15.5m). Occupancy for the Group was 69.5% (2003: 61.1%) and the average room rate was £59.68 (2003: £60.74) resulting in a RevPAR up 12% at £41.48 (2003: £37.11). The Group GOP margin was 32.4% (2003: 29.4%).

In order to assist the understanding of our key operating statistics we are presenting "like for like" statistics in constant currency. We continue to exclude the Millenium Hilton in New York from like for like comparisons as the property was not open for the full period last year.

On this like for like (LFL) basis, with constant rates of exchange, occupancy was 69.1% (2003: LFL 60.9%) and the average room rate was 0.6% up at £57.66 (2003: LFL £57.33) resulting in a 14% increase in RevPAR of £39.84 (2003: LFL £34.91).

In the first quarter we reported increased RevPAR through improved average rate reflecting the benefits of our pricing strategy. There was a significant improvement in our London performance in the second quarter over 2003 with a RevPAR increase of 23% year on year. This resulted from a 10% rate growth and an increase in occupancy.

The Copthorne Tara Hotel London Kensington has produced a much stronger performance this year, principally driven by increased business levels in the aircrew, corporate and individual leisure sectors.

Food and beverage revenues have also showed improvement and a strong profit performance. This is due in part to the fact that both our restaurant and private dining and our Meetings and Events businesses throughout London are doing well.

Rest of Europe

The occupancy for the region was 71.3% (2003: LFL 68.4%). The average rate was £67.44 (2003: LFL £68.00) and the resultant RevPAR was £48.08 (2003: LFL £46.51). Whilst occupancies are being increased we are still seeing some pressure on rate in Continental Europe.

Regional UK
Our regional UK portfolio continued to perform well overall. The occupancy for the region was 73.2% (2003: LFL 71.0%). The average rate was £65.35 (2003: LFL £64.00) and the resultant RevPAR was £47.84 (2003: LFL £45.44).

This growth has been repeated in most of the regional UK portfolio with strong demand from the business sector in key locations. Trading at our two airport hotels near Gatwick has reflected the increasing volume of airline passenger traffic and these two hotels have recorded a combined year on year RevPAR growth of 12.0%.

Continental Europe
In Continental Europe occupancy was 68.3% (2003: LFL 64.2%) The average rate was £70.99 (2003: LFL £75.03) and the resultant RevPAR £48.49 (2003: LFL £48.17).

Our property in central Paris, the Millennium Hotel Paris, performed well with good increases in rate and occupancy. However, rate pressure continued to be seen at the Millennium Hotel Charles de Gaulle and at our two German hotels. Occupancy increased in all properties with the exception of the Copthorne Hotel Hannover whose business fluctuates according to the exhibitions and trade fairs held at the nearby Hannover MESSE complex.

ASIA

The occupancy for the region was 71.4% (2003: LFL 48.0%). The average rate was £46.93 (2003: LFL £47.73) and the resultant RevPAR was £33.51 (2003: LFL £22.91).

Asia continues to show strong recovery. RevPAR improvements in the second quarter for our owned properties most severely impacted by SARS last year have been between 99% and 280%.

This improvement has chiefly been driven by increases in volume with opportunities still to be realised for further rate growth. We stated in our May announcement that we were experiencing downward rate pressure in all countries except Taiwan. In the second quarter average rate has also increased in Singapore, Malaysia and South Korea. Further rate growth in June is encouraging.

REVIEW OF FINANCE

Results

The total turnover for the six months was £292.6m (2003: £268.7m) including £29.9m (2003: £25.7m) as a share of the turnover of joint ventures. The Group operating profit was £35.8m (2003: £15.5m).

Joint ventures

The share of operating profits of joint ventures for the six months was £4.0m (2003: £0.6m). The increase in the share of operating profits principally reflects recovery from the adverse effects of the Iraq war and the SARS virus on these hotels in 2003.

Profit on disposal of fixed assets

This is comprised of a £0.5m profit on sale of staff accommodation in London.

Interest

Group interest receivable and similar income was £1.3m (2003: £2.2m). Total interest payable was £21.0m (2003: £25.0m).

The Group interest payable (excluding joint ventures and associates) was £19.2m (2003: £22.4m). The reduction in interest payable compared to last year is largely as a result of the settlement of the Regal deferred consideration and favourable exchange movements, which were partly offset by higher average interest rates during the period.

Of the total interest payable, £1.8m (2003: £2.6m) was in respect of the Group's share of the interest payable by joint ventures.

The total net interest cost for the period was £19.7m (2003: £22.8m), which was covered 2.0 times (2003: 0.7 times) by profits, including our share of operating profits of joint ventures and associated undertakings, of £39.8m (2003: £16.1m).

The group borrowing rate is increased by hedging arrangements in respect of a 5 year US loan which expires on 30 November 2005.

Taxation

The effective rate of taxation for the period is 15.0% (full year 2003: 10.2%) and we are reporting a tax charge of £3.1m (six months to 30 June 2003: credit of £1.6m).

Capital expenditure

The cash outflow on capital expenditure for the period was £6.4m (2003: £20.5m, of which £11.6m related to the refurbishment of the Millenium Hilton New York).

Major projects for the second half include a refurbishment and upgrade of 100 rooms at the Millennium Broadway Hotel New York and the complete renovation of one of the two towers at the Orchard Hotel Singapore.

Dividends and earnings per share

The directors are proposing an interim dividend of 2.08p per share (full year 2003: 6.25p). The interim dividend will be paid on 6 October 2004 to shareholders on the register as at close of business on 13 August 2004. The Group will again be offering shareholders the option of a scrip dividend.

Consolidated profit and loss account

	6 months ended 30 June 2004 £m Unaudited	6 months ended 30 June 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
TURNOVER			
Group and share of joint ventures	**292.6**	268.7	583.2
Less share of turnover of joint ventures	**(29.9)**	(25.7)	(60.1)
GROUP TURNOVER	**262.7**	243.0	523.1
Cost of sales	**(118.4)**	(113.7)	(242.1)
GROSS PROFIT	**144.3**	129.3	281.0
Administrative expenses	**(108.5)**	(106.8)	(218.5)
Other operating expenses	**-**	(7.0)	(8.1)
GROUP OPERATING PROFIT	**35.8**	15.5	54.4
Share of operating profits of joint ventures	**4.0**	0.6	7.0
TOTAL OPERATING PROFIT	**39.8**	16.1	61.4
Profit on disposal of fixed assets	**0.5**	0.4	0.4
PROFIT BEFORE INTEREST AND TAXATION	**40.3**	16.5	61.8
Interest payable less receivable			
Group	**(17.9)**	(20.2)	(38.3)
Joint ventures	**(1.8)**	(2.6)	(4.8)
	(19.7)	(22.8)	(43.1)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	**20.6**	(6.3)	18.7
Tax on profit/(loss) on ordinary activities	**(3.1)**	1.6	(1.9)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION	**17.5**	(4.7)	16.8
Minority interests - equity	**(4.6)**	(1.6)	(5.7)
Profit/(loss) for the financial period	**12.9**	(6.3)	11.1
Dividends paid and proposed	**(5.9)**	(11.9)	(17.7)
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL PERIOD	**7.0**	(18.2)	(6.6)
Earnings/(loss) per share	**4.6p**	(2.2p)	3.9p
Diluted earnings/(loss) per share	**4.5p**	(2.2p)	3.9p
Dividends per share	**2.08p**	4.20p	6.25p

Consolidated balance sheet

	30 June 2004 £m Unaudited	30 June 2003 £m Unaudited	31 December 2003 £m Audited
FIXED ASSETS			
Tangible assets	**2,041.5**	2,178.9	2,103.0
Investments in joint ventures			
Share of gross assets	**248.9**	273.5	256.6
Share of gross liabilities	**(171.8)**	(192.3)	(178.9)
Share of minority interests	**(20.0)**	(20.5)	(19.6)
Loans to joint ventures	**31.7**	35.8	32.7
	88.8	96.5	90.8
Investment in associated undertakings	**0.4**	1.4	0.5
Other investments	**0.8**	0.5	0.9
	90.0	98.4	92.2
	2,131.5	2,277.3	2,195.2
CURRENT ASSETS			
Stocks	**19.3**	15.1	16.0
Debtors falling due within one year	**68.6**	68.3	59.6
Debtors falling due after more than one year	**1.8**	2.1	1.9
	70.4	70.4	61.5
Cash and short term deposits	**50.2**	32.7	44.9
	139.9	118.2	122.4
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR			
Bank loans, overdrafts and finance lease obligations	**(21.0)**	(88.4)	(66.5)
Other liabilities	**(115.4)**	(146.8)	(111.7)
	(136.4)	(235.2)	(178.2)
NET CURRENT ASSETS/(LIABILITIES)	**3.5**	(117.0)	(55.8)
TOTAL ASSETS LESS CURRENT LIABILITIES	**2,135.0**	2,160.3	2,139.4
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR			
Bank loans, overdrafts and finance lease obligations	**(684.9)**	(656.5)	(659.3)
Other liabilities	**(11.4)**	(13.2)	(11.7)
	(696.3)	(669.7)	(671.0)
PROVISIONS FOR LIABILITIES AND CHARGES	**(52.1)**	(54.5)	(55.0)
NET ASSETS	**1,386.6**	1,436.1	1,413.4
CAPITAL AND RESERVES			
Called up share capital	**85.5**	84.8	84.8
Share premium account	**846.5**	845.6	845.8
Revaluation reserve	**291.2**	306.5	296.4
Profit and loss account	**46.4**	78.6	59.5
SHAREHOLDERS' FUNDS – EQUITY	**1,269.6**	1,315.5	1,286.5
MINORITY INTERESTS – EQUITY	**117.0**	120.6	126.9
TOTAL CAPITAL EMPLOYED	**1,386.6**	1,436.1	1,413.4

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	6 months ended 30 June 2004 £m Unaudited	6 months ended 30 June 2003 £m Unaudited	Year ended 31 December 2003 £m Audited
Group operating profit	**35.8**	15.5	54.4
Depreciation	**17.8**	19.9	38.5
Tangible fixed assets written off	**-**	-	0.6
(Increase)/decrease in stocks	**(3.3)**	0.6	(0.3)
(Increase)/decrease in debtors	**(8.1)**	6.5	10.1
Decrease in creditors	**(1.8)**	(10.0)	(9.7)
Decrease in provisions	**(0.2)**	(0.3)	(0.5)
Net cash inflow from operating activities	**40.2**	32.2	93.1

ANALYSIS OF NET DEBT

	As at 1 January 2004 £m	**Cash flow £m**	**Deferred finance costs £m**	**Translation differences and other non cash movements £m**	**As at 30 June 2004 £m**
Cash	31.8	2.9		(0.9)	**33.8**
Overdrafts	(1.5)	0.6		0.2	**(0.7)**
		3.5			
Short term deposits	13.1	3.9		(0.6)	**16.4**
Debt due after one year	(491.2)	29.6		9.2	**(452.4)**
Debt due within one year	(20.7)	0.9		1.2	**(18.6)**
Finance leases	(7.7)	0.8		0.4	**(6.5)**
Bonds due after one year	(162.1)	(70.3)	0.5	4.2	**(227.7)**
Bonds due within one year	(42.6)	42.4		0.2	**-**
		3.4			
	(680.9)	10.8	0.5	13.9	**(655.7)**

Notes

1. **Date of approval** These interim statements were approved by the directors on 4 August 2004. Further copies of the statements can be obtained from Millennium & Copthorne Hotels plc at Victoria House, Victoria Road, Surrey, RH6 7AF.

2. **Basis of preparation** These statements have been prepared under the historical cost convention, modified to include the revaluation of certain hotels and investment properties. Preparation is in accordance with the Group's accounting policies as set out in the financial statements for the year ended 31 December 2003.

   The comparative figures for the financial year ended 31 December 2003 are not the Group's statutory accounts for that financial year but are abridged from them. Those accounts have been reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) and (3) of the Companies Act 1985.

3. **Basis of consolidation** The interim statements consolidate the accounts of Millennium & Copthorne Hotels plc and its subsidiary undertakings together with the Group's share of the net assets and results of its joint ventures and associated undertakings.

   The results of the subsidiary undertakings acquired are included in the profit and loss account from the effective date of acquisition. The Group's share of the results and the net assets of its associated undertakings and joint ventures are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

4. **Taxation** A tax charge has been accrued at a rate of 15.0% which takes account of the forecast effective tax rate for the full year (2003 full year: 10.2%).

5. **Dividends** The interim dividend of 2.08p per share will be paid on 6 October 2004 to shareholders on the register as at close of business on 13 August 2004. The ex-dividend date for the shares will be 11 August 2004. The Group will again be offering shareholders the option of a scrip dividend.

6. **Earnings per share** The basic earning per share of 4.6p (2003: loss of 2.2p) is based on a profit of £12.9 million (2003: loss of £6.3 million) and a weighted average number of shares in issue of 283.4 million (2003: 282.6 million) being the average number of shares in issue in the period. Fully diluted profit per share of 4.5p (2003: loss of 2.2p) is based on a weighted average number of shares in issue of 284.1 million (2003: 282.6 million) being the average number of shares in issue during the period adjusted for the exercise of share options.

Appendix 1
Key Operating Statistics - for the six months ended 30 June 2004

	6 months ended 30 June 2004 Excluding Millenium Hilton Reported Currency	6 months ended 30 June 2003 Like For Like Excluding Millenium Hilton Constant Currency	6 months ended 30 June 2003 Excluding Millenium Hilton Reported Currency	Year ended 31 December 2003 Excluding Millenium Hilton Reported Currency
OCCUPANCY (%)				
New York	**84.0**	82.6	82.6	83.8
Rest of USA	**56.3**	54.6	54.6	57.0
USA	**61.4**	59.8	59.8	61.9
London	**78.5**	74.5	74.5	80.9
Rest of Europe	**71.3**	68.4	68.4	69.8
Europe	**74.5**	71.1	71.1	74.7
Asia	**71.4**	48.0	48.0	56.5
Australasia	**73.2**	68.5	68.4	68.7
Group	**69.1**	60.9	61.0	64.9
AVERAGE ROOM RATE (£)				
New York	**93.06**	85.50	96.20	101.87
Rest of USA	**52.81**	52.43	58.99	57.97
USA	**62.93**	60.83	68.44	68.88
London	**79.45**	73.63	73.63	73.85
Rest of Europe	**67.44**	68.00	68.31	66.74
Europe	**73.05**	70.62	70.78	70.16
Asia	**46.93**	47.73	52.79	51.98
Australasia	**38.02**	37.51	36.29	37.14
Group	**57.66**	57.33	60.38	60.42
REVPAR (£)				
New York	**78.17**	70.62	79.46	85.37
Rest of USA	**29.73**	28.63	32.21	33.04
USA	**38.64**	36.38	40.93	42.64
London	**62.37**	54.85	54.85	59.74
Rest of Europe	**48.08**	46.51	46.72	46.58
Europe	**54.42**	50.21	50.32	52.41
Asia	**33.51**	22.91	25.34	29.37
Australasia	**27.83**	25.69	24.82	25.52
Group	**39.84**	34.91	36.83	39.21
GROSS OPERATING PROFIT MARGIN (%)				
New York	**22.0**		25.6	26.5
Rest of USA	**17.3**		19.4	20.1
USA	**18.9**		21.5	21.2
London	**50.6**		47.9	49.4
Rest of Europe	**29.1**		28.3	28.0
Europe	**38.7**		36.5	37.3
Asia	**35.7**		27.2	35.8
Australasia	**42.0**		38.6	40.8
Group	**32.3**		29.4	32.3

Appendix 2

***Consolidated profit and loss account* - for the three months ended 30 June 2004**

	3 months ended 30 June 2004 £m Unaudited	3 months ended 30 June 2003 £m Unaudited
TURNOVER		
Group and share of joint ventures	**152.0**	132.1
Less share of turnover of joint ventures	**(15.9)**	(14.2)
GROUP TURNOVER	**136.1**	117.9
Cost of sales	**(59.3)**	(54.2)
GROSS PROFIT	**76.8**	63.7
Administrative expenses	**(54.9)**	(53.4)
Other operating expenses	**-**	(4.4)
GROUP OPERATING PROFIT	**21.9**	5.9
Share of operating profits of joint ventures	**2.7**	(0.2)
TOTAL OPERATING PROFIT	**24.6**	5.7
Loss on disposal of fixed assets	**-**	(5.7)
PROFIT BEFORE INTEREST AND TAXATION	**24.6**	-
Interest payable less receivable		
Group	**(8.7)**	(9.8)
Joint ventures	**(0.9)**	(1.2)
	(9.6)	(11.0)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	**15.0**	(11.0)
Tax on profit/(loss) on ordinary activities	**(2.2)**	2.9
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION	**12.8**	(8.1)
Minority interests – equity	**(1.8)**	0.2
Profit/(loss) for the financial period	**11.0**	(7.9)

Like for like statistics exclude the Millenium Hilton from both 2003 and 2004 statistics. Including the Millenium Hilton in 2004 would produce the following statistics

	3 months ended June 2004	3 months ended June 2003 Constant Currency	3 months ended June 2003 Reported Currency
OCCUPANCY (%)			
New York	**89.0**	83.2	83.2
USA	**66.8**	63.6	63.6
Group	**70.3**	57.3	57.3
AVERAGE ROOM RATE (£)			
New York	**106.16**	88.39	98.60
USA	**72.43**	63.55	70.88
Group	**62.00**	58.88	62.83
REVPAR (£)			
New York	**94.48**	73.54	82.04
USA	**48.38**	40.42	45.08
Group	**43.59**	33.74	36.00
GOP (%)			
New York	**34.0**		38.3
USA	**27.6**		30.2
Group	**34.5**		29.9

CDL Hotels New Zealand Limited

CHAIRMAN'S REVIEW

FOR THE HALF YEAR ENDED 30 JUNE 2004

FINANCIAL PERFORMANCE

The Directors of CDL Hotels New Zealand Limited ("CDL") are pleased to announce an unaudited operating profit after tax of $13,425,000 for the six month period ended 30 June 2004, an increase of 16.1% from the corresponding period in the previous year. The operating profit before tax and minorities was $18,897,000 (2003: $15,757,000) with the New Zealand hotel operations contributing 45.0%, CDL Investments New Zealand Limited ("CDLI") 38.0% and Kingsgate International Corporation Limited ("KIC") 17.0%.

Total operating revenue of $85 million was in line with the corresponding period in the previous year. The New Zealand hotel operations growth of 8.3% compensated for the loss of revenue attributed to the operations of the Millennium Hotel Sydney in 2003 which is now closed. The New Zealand hotel operations contributed 73.9% to the 2004 turnover while that of CDLI and KIC contributed 14.8% and 11.3% respectively.

Shareholders' funds, including minority interests, as at 30 June 2004 were $334,387,000 (31 December 2003: $352,524,000). Total assets were $447,243,000 compared to $460,697,000 a year earlier. Net tangible asset value (excluding minority interest) as at 30 June 2004 was 68.9 cents per ordinary share (31 December 2003: 68.9 cents).

NEW ZEALAND HOTEL OPERATIONS

The total revenue from the New Zealand hotel operations for the first six months of the year was $61,832,000 compared to $57,107,000 for the corresponding period in the previous year. In spite of the absence of the America's Cup, which we enjoyed the previous year and the negative exchange rate fluctuations at the start of the year, occupancy was up 7.5% with a yield gain of 8.5% on last year.

All the six operating regions recorded increases in both total room revenue and yield. The Auckland hotels increased occupancy by 10.1% year on year due to a sustained sales and marketing effort. Queenstown continues to lead as the major resort location with an 11.6% increase in yield over last year.

The strategy of the Board to press on with the refurbishment programme commenced in 2001 continues to pay dividends with the recently refurbished Copthorne Hotel Christchurch, Durham Street achieving yield growth in excess of 25%.

CDL Hotels New Zealand Limited

CHAIRMAN'S REVIEW

FOR THE HALF YEAR ENDED 30 JUNE 2004

All three brands of Millennium, Copthorne and Kingsgate have performed above expectation. The Millennium and Copthorne brands both enjoyed substantial yield growth of 9.0% and 10.1% respectively. The recently re-launched Kingsgate Hotels also showed good growth of 6.0% in a highly competitive environment.

The contribution from the global sales offices of Millennium & Copthorne Hotels plc continues to enhance the New Zealand group's exposure in its international markets. In addition, the New Zealand corporate and leisure markets continue to play a major role in our growth strategies.

CDL INVESTMENTS NEW ZEALAND LIMITED

CDLI, the 60.12% owned subsidiary of CDL, announced an unaudited operating profit after tax for the six months ended 30 June 2004, of $4,734,000 up 28% from the corresponding period in the previous year. Total revenue was $12,385,000, a decrease of 15% from last year. The lift in the after tax profit is due to the proportion of high-value, high-margin section sales from the company's premium sites at Waimanu Bay, Redoubt Park and Ashmore. By comparison, earnings in the previous year were driven mainly by strong sales of mid-value, low margin sections at Flagstaff and Ashmore.

Shareholders' funds as at 30 June 2004 were $53.2 million (31 December 2003: $51.3 million) and total assets stood at $56.2 million (31 December 2003: $53.0 million). The net tangible asset value was unchanged at 26.5 cents per ordinary share (31 December 2003: 25.7 cents).

KINGSGATE INTERNATIONAL CORPORATION LIMITED

KIC, commenced the period as the 50.74% owned subsidiary of CDL. In May 2004, CDL entered into an agreement with an unrelated third party, which used to be a substantial shareholder of KIC, to form KIN Holdings Limited which has successfully made a takeover offer for all the shares in KIC.

AUSTRALIAN OPERATIONS

Total operating revenue was $9,459,000 (2003: $13,690,000). The 2003 operating revenue included $3,539,000 attributable to the operations of Millennium Hotel Sydney, which closed on 31 March 2003.

CDL Hotels Continues Double Digit Growth

Media release 05 August 2004

The country's largest hotel operator, CDL Hotels New Zealand Limited, has once again reported double digit earnings growth.

For the six months ending 30 June 2004, CDL posted a 16.1% lift in operating profit after tax to $13,425,000.

The Managing Director of CDL Hotels, Mr Tsang Jat Meng, said this was a very encouraging result, driven by robust underlying performances from the hotels operation and the listed subsidiary CDL Investments New Zealand Limited.

"Of particular note was the very strong second quarter performance of our hotels – it is certainly the best that we have ever achieved. This was underpinned by a significant increase in support from New Zealand corporate, domestic leisure conference and web markets.

"As a company we have placed a great deal of emphasis and time in developing our sales and marketing strategies for our traditional shoulder and off-peak periods. Our efforts here are certainly bearing fruit."

The company also achieved good profit conversion. Total operating revenue of $85 million was in line with the corresponding period in the previous year.

CDL's hotels business is the company's largest asset, comprising 45% of operating earnings. CDL Investments, a 60.12% subsidiary, contributed 38%. It reported a 28% jump in earnings to $4,734,000 due to an increase in property sales from high-value high-margin sites.

Kingsgate International Corporation accounted for 17% of earnings during the period under review. In May 2004, CDL entered into an agreement with an unrelated third party to form KIN Holdings Limited, which successfully made a takeover for the shares in Kingsgate. CDL had formerly held 50.74% of the Kingsgate shares. Under this new structure it holds 61.3%.

Mr Tsang said that the outlook for the group remained bright. "The sale of Kingsgate's Kings Cross assets has yet to be brought to book. This will, subject to completion in this current year, make a meaningful contribution to our year-end earnings," he said.

PRELIMINARY *HALF YEAR/~~FULL YEAR~~ REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED
(Name of Listed Issuer)

For Half Year/~~Full Year~~ Ended 30-Jun-04
(referred to in this report as the "current half year ~~full year~~")

Preliminary *half year/~~full year~~ report on consolidated results (including the results for the previous corresponding *half/~~full~~ year) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on *~~audited~~/unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is is to be attached.
The Listed Issuer *has/~~does not have~~ a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	*Consolidated Statement Financial Performance Current *half/~~full~~ Year $NZ'000	*Up/Down %	Previous corresponding *half/~~full~~ year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	83,912	(2.3%)	85,872
(b) Other Revenue	602	81.3%	332
(c) Total Operating Revenue	84,514	(2.0%)	86,204
1.2 OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION	18,897	19.9%	15,757
(a) Less taxation on operating result	5,472		4,196
1.3 OPERATING *SURPLUS (DEFICIT) AFTER TAX	13,425	16.1%	11,561
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS ~~(DEFICIT)~~ FOR THE PERIOD	13,425	16.1%	11,561
(a) Net *Surplus ~~(Deficit)~~ attributable to minority interests	4,073		3,395
1.5 NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	9,352	14.5%	8,166

2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR *HALF YEAR/~~FULL~~ YEAR	*Consolidated Statement of Financial Performance Current *half/~~full~~ year $NZ'000	Previous corresponding *half/~~full~~ year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	556	332
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(2,612)	(2,659)
(e) Leasing and renting expenses	(5,444)	(5,484)
(f) Depreciation	(5,238)	(5,162)
(g) Diminuton in the value of assets (other than depreciation)		
(h) Amortisation of goodwill	(140)	(140)
(i) Amortisation of other intangible assets	(330)	(372)
(j) Impairment of goodwill		
(k) *Impairment of other intangible assets*		

5 EARNINGS PER SECURITY Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Earnings Per Security Current *half/~~full~~ year $NZ'000	Previous corresponding *half/~~full~~ year $NZ'000
(a) Basic EPS	2.68	2.34
(b) Diluted EPS (if materially different from (a))		

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII)

(a) Name of subsidiary or group of subsidiaries	KIN Holdings Limited
(b) Percentage of ownership acquired	61.30%
(c) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4)	-$16
(d) Date from which such contribution has been calculated	21-Jun-04
	$

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)

(a) Name of subsidiary or group of subsidiaries	Kingsgate International Corpora
(b) *Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4)*	$3,095
(c) Date from which such contribution has been calculated	1-Jan-04
(d) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4) for the previous corresponding half year/~~full year~~	$1,838
(e) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4) from sale of subsidiary	$ nil

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

*Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/* /~~full year~~ in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segme information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *hal year/~~full year~~ report:

SEGMENTS

Industry

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to separate schedule of Note 8

Geographical

- Operating revenue:
  - *Sales to customers outside the group*
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to separate schedule of Note 8

	Consolidated Statement of cashflows for *half/~~full~~ year	
(See Note (IX) attached) **10 CASH FLOWS RELATING TO OPERATING ACTIVITIES**	Current *half/~~full~~ year $NZ'000	Corresponding *half/~~full~~ year $NZ'000
(a) Receipts from customers	94,179	90,826
(b) Interest received	556	332
(c) Dividends received	1	
(d) Payments to suppliers and employees	(71,922)	(60,819)
(e) Interest paid	(2,615)	(2,729)
(f) Income taxes paid	(3,210)	(2,832)
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	16,989	24,778
(See Note (IX) attached) **11 CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a) Cash proceeds from sale of property, plant and equipment	433	6,075
(b) Cash proceeds from sale of equity investments	71,826	
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(4,253)	(6,435)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other cash flows relating to investing activities	(83,559)	
NET INVESTING CASH FLOWS	(15,553)	(360)
(See Note (IX) attached) **12 CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a) Cash proceeds from issue of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings	(6,167)	(17,418)
(d) Dividends paid	(6,387)	(6,671)
(e) Other cash flows relating to financing activities		
NET FINANCING CASH FLOWS	(12,554)	(24,089)
(See Note (IX) attached) **13 NET INCREASE (DECREASE IN CASH HELD)**	(11,118)	329
(a) Cash at beginning of *half year/~~full year~~	20,244	9,162
(b) Exchange rate adjustments to Item 12.3(a) above	319	(205)
(c) CASH AT END OF *HALF YEAR/~~FULL~~ YEAR	9,445	9,286

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

Not applicable

15 RECONCILIATION OF CASH	Current *half/~~full~~ Year NZ$'000	Previous Corresponding *half/~~full~~ year NZ$'000
For the purposes of the above Statement of cash flows, cash includes:		
Cash at the end of the *half year/~~full~~ year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:		
Cash on hand and at bank	1,569	9,313
Deposits at call	9,836	4,000
Bank overdraft	(1,960)	(4,027)
Other (provide details eg Term Deposits		
Total = Cash at End of *Half/~~Full~~ Year (Item 13(c) above)	9,445	9,286

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/~~FULL YEAR~~

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully pai
PREFERENCE SHARES:				
# (Description)				
Issued during current *half year/full year	Not applicable			
ORDINARY SHARES:				
Balance brought forward	349,598,066		349,598,066	25.00
Issued during current *half year/~~full year~~				
Balance at half year	349,598,066		349,598,066	25.00
CONVERTIBLE NOTES				
# (Description)				
Issued during current *half year/full year	Not applicable			

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current *half year/full year	Not applicable			
DEBENTURES - Totals only:		$		
UNSECURED NOTES - Totals only:		$		
OTHER SECURITIES		$	$	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attache to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *half/~~full~~ year

Nil

(b) Significant trends or events since end of current *half/~~full~~ year

Refer to Chairman's Review

(c) Changes in accounting policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

Nil

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is th are both important to the portrayal of the Issuer's financial condition and results, as they require managemer make judgments and estimates about matters that they are inherently uncertain

Nil

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this sectior should contain forward looking statements that should outline where these involve risk and uncertainty

Refer to Chairman's Review

(f) Other comments

Nil

CDL Hotels New Zealand Limited

Half Year ended 30 June 2004

Note 8 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2004	2003	2004	2003	2004	2003
	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's
Segment Revenue	62,557	61,430	21,957	24,774	84,514	86,204
Profit for the period after taxation before Minority Interests	5,596	4,510	7,829	7,051	13,425	11,561
Segment Assets	196,871	203,535	250,372	257,162	447,243	460,697

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2004	2003	2004	2003	2004	2003
	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's
Segment Revenue	75,018	72,454	9,496	13,750	84,514	86,204
Profit for the period after taxation before Minority Interests	10,330	9,723	3,095	1,838	13,425	11,561
Segment Assets	257,052	254,180	190,191	206,517	447,243	460,697

PRELIMINARY *HALF YEAR/~~FULL YEAR~~ REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED
(Name of Listed Issuer)

For Half Year/~~Full Year~~ Ended 30-Jun-04
(referred to in this report as the "current half year/~~full year~~")

Preliminary ***half year/~~full year~~** report on consolidated results (including the results for the previous corresponding *half/~~full~~ year) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a tru and fair view of the matters to which the report relates [see Note [X] attached] and is based on *~~audited~~/unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is is to be attached.
The Listed Issuer ***~~has~~/does not have** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	*Consolidated Statement Financial Performance Current *half/~~full~~ Year $NZ'000	*Up/Down %	Previous corresponding *half/~~full~~ year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	12,342	(14.8%)	14,478
(b) Other Revenue	119	(3.3%)	123
(c) Total Operating Revenue	12,461	(14.7%)	14,601
1.2 OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE TAXATION	7,194	47.1%	4,892
(a) Less taxation on operating result	2,460		1,206
1.3 OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX	4,734	28.4%	3,686
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS ~~(DEFICIT)~~ FOR THE PERIOD	4,734	28.4%	3,686
(a) Net *Surplus (Deficit) attributable to minority interests			
1.5 NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	4,734	28.4%	3,686

2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR *HALF YEAR/~~FULL~~ YEAR	*Consolidated Statement of Financial Performance Current *half/~~full~~ year $NZ'000	Previous corresponding *half/~~full~~ year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	77	31
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)		(5)
(e) Leasing and renting expenses	(28)	(31)
(f) Depreciation	(5)	(5)
(g) Diminuton in the value of assets (other than depreciation)		
(h) Amortisation of goodwill		
(i) Amortisation of other intangible assets		
(j) Impairment of goodwill		
(k) Impairment of other intangible assets		

5 EARNINGS PER SECURITY Calculation of basic and fully diluted EPS in accordance with IAS33: Earnings Per Share	Earnings Per Security Current *half/~~full~~ year $NZ'000	Previous corresponding *half/~~full~~ year $NZ'000
(a) Basic EPS	2.37	1.85
(b) Diluted EPS (if materially different from (a))		

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII)

(a) Name of subsidiary or group of subsidiaries
(b) Percentage of ownership acquired — Not applicable
(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) $
(d) Date from which such contribution has been calculated $

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)

(a) Name of subsidiary or group of subsidiaries
(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) $
(c) Date from which such contribution has been calculated
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding half year/full year — Not applicable
(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary $

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /~~full year~~ in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segme information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *hal year/~~full year~~ report:

SEGMENTS

Industry

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Not applicable as the Company is primarily involved in property development

Geographical

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Not applicable as the Company only operates in New Zealand

(See Note (IX) attached) **10 CASH FLOWS RELATING TO OPERATING ACTIVITIES**	Consolidated Statement of cashflows for *half/~~full~~ year: Current *half/~~full~~ year $NZ'000	Corresponding *half/~~full~~ year $NZ'000
(a) Receipts from customers	13,234	11,134
(b) Interest received	77	31
(c) Dividends received		
(d) Payments to suppliers and employees	(16,589)	(6,144)
(e) Interest paid	(3)	(75)
(f) Income taxes paid	(679)	(1,062)
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	(3,960)	3,884

(See Note (IX) attached) **11 CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a) Cash proceeds from sale of property, plant and equipment		
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(4)	(5)
(e) *Interest paid - capitalised*		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other cash flows relating to investing activities		
NET INVESTING CASH FLOWS	(4)	(5)

(See Note (IX) attached) **12 CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a) Cash proceeds from issue of shares, options, etc.	315	2,572
(b) Borrowings		
(c) Repayment of borrowings		(5,000)
(d) Dividends paid	(3,190)	(2,994)
(e) Other cash flows relating to financing activities		
NET FINANCING CASH FLOWS	(2,875)	(5,422)

(See Note (IX) attached) **13 NET INCREASE (DECREASE IN CASH HELD)**	(6,839)	(1,543)
(a) Cash at beginning of *half year/~~full year~~	8,825	2,339
(b) Exchange rate adjustments to Item 12.3(a) above		
(c) **CASH AT END OF *HALF YEAR/~~FULL~~ YEAR**	1,986	796

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

Not applicable

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

Cash at the end of the *half year/~~full~~ year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:

	Current *half/~~full~~ Year NZ$'000	Previous Corresponding *half/~~full~~ year NZ$'000
Cash on hand and at bank	108	
Deposits at call	1,878	796
Bank overdraft		
Other (provide details eg Term Deposits		
Total = Cash at End of *Half/~~Full~~ Year (Item 13(c) above)	1,986	796

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/~~FULL YEAR~~

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully pai
PREFERENCE SHARES:				
# (Description)	Not applicable			
Issued during current *half year/full year				
ORDINARY SHARES:				
Balance brought forward	199,358,739		199,358,739	10.00
Issued during current *half year/~~full year~~	1,143,856		1,143,856	10.00
Balance at half year	200,502,595		200,502,595	10.00
CONVERTIBLE NOTES				
# (Description)	Not applicable			
Issued during current *half year/full year				

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current *half year/full year	Not applicable			

DEBENTURES - Totals only:		$	
UNSECURED NOTES - Totals only:		$	
OTHER SECURITIES		$	$

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attache to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *half/~~full~~ year
Nil

(b) Significant trends or events since end of current *half/~~full~~ year
Refer to Chairman's Review

(c) Changes in accounting policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed
Nil

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is th are both important to the portrayal of the Issuer's financial condition and results, as they require managemen make judgments and estimates about matters that they are inherently uncertain
Nil

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this sectior should contain forward looking statements that should outline where these involve risk and uncertainty
Refer to Chairman's Review

(f) Other comments
Nil

CDL INVESTMENTS NEW ZEALAND LIMITED

Chairman's Review

Financial Information

The Directors of CDL Investments New Zealand Limited are pleased to announce an unaudited operating profit after tax for the six months ended 30 June 2004 of $4,734,000, an increase of 28% from the corresponding period in the previous year. Total revenue decreased by 15 % to $12,461,000. A total of 77 sections were sold during the period under review, as compared to 163 during the same period last year.

The lift in net profit after tax was due to an increase in the proportion of high-value, high-margin section sales from the company's premium sites at Waimanu Bay, Redoubt Park and Ashmore. By comparison, earnings in the previous year were driven mainly by strong sales of mid-value, lower margin sections at Flagstaff and Ashmore.

Shareholders' funds as at 30 June 2004 were $53.2 million (31 December 2003: $51.3 million) and total assets stood at $56.2 million (31 December 2003: $53.0 million). The net tangible asset value was 26.5 cents per ordinary share (31 December 2003: 25.7 cents).

Market Overview

Continuing on from a very strong 2003 financial year, the residential property market remained buoyant for the first half of the year. Strong demand coupled with consumer and business confidence in the local economy was evident and the company was able to capitalise on this with pleasing sales from the release of the final stage of high-value, mainly waterfront properties at Waimanu Bay.

Regional Breakdown

Due to the high volume of section sales recorded in 2003, the company started the year with relatively few titled or developed sections. For the first half of 2004, the Auckland market traded well with 58 section sales recorded from the developments at Waimanu Bay, Redoubt Park and Palmers Landing. A further 19 sales came from Ashmore in Hamilton.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1 For the quarterly period ended **June 30, 2004**

2. Commission identification number **166878** 3. BIR Tax Identification No. **000-460-602-000**

GRAND PLAZA HOTEL CORPORATION
4. Exact name of issuer as specified in its charter

PHILIPPINES
5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: ________ (SEC Use Only)

10F, The Heritage Hotel Manila, Roxas Blvd. cor. EDSA, Pasay City 1300
7. Address of issuer's principal office

Tel. No. (632) 854-8838 **Fax No. (632) 854-8825**
8. Issuer's telephone number, including area code

N.A.
9. Former name, former address and formal fiscal year if changed since last report

10. Securities registered pursuant to Sections 8 & 12 of the Code, or Sections 4 & 8 of the RSA

Title of each Class	Number of shares of common Stock outstanding and amount Of debt outstanding
COMMON SHARES	**87,318,270***
*includes 8,800,000 treasury shares	

11. Are any or all of the securities listed on the Stock Exchange?

Yes [X] No [ ]

If yes, state the name of such Stock Exchange and the class/es of securities listed therein:

PHILIPPINE STOCK EXCHANGE, INC. COMMON SHARES

PART I FINANCIAL INFORMATION

Item 1. Financial Statements Required Under SRC Rule 68.1

- Please see attached financial statements for interim Balance Sheets, Statements of Income, Statements of Changes in Equity and Statements of Cash flows.

Notes to Financial Statements

Summary of significant accounting policies
The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in accordance with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

The same accounting policies and methods of computation are followed in the interim financial statements for the year 2004 as compared with the most recent annual financial statements.

Seasonality or Cyclicality of Interim Operations
All segments of the business are in its normal trading pattern.

Material Items
There are no material items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidents.

Estimates
There are no changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years that have a material effect in the current interim period.

Issuances of Debts and Equity
There are no issuances, repurchases and repayments of debts and equity securities.

Dividends
There were no dividends declared in the current interim period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The top 5 Key Performance Indicators of the Company are as follows:

Balance Sheet Analysis	30 June 2004	30 June 2003	31 December 2003
Current ratio	1.45	1.78	1.27
Net book value per share (include treasury shares)	P12.44	P13.8	P11.81
Profit & Loss Analysis			
Earnings per share	P0.70	P0.45	P1.03
Profit before tax margin ratio	27%	22%	23%
EBITDA	P91.5 million	P69.2 million	P141.5 million

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. The improved ratio for this period as compared to end of year 2003 is mainly due to higher cash and investment in short-term notes. This balance increased by P81 million as compared with 31 December 2003. As compared to the same period last year, this ratio decreased as the cash balance for last year was higher by 43%.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. The higher value as compared to end of December 2003 is due to higher assets value. The higher ratio for last year same period is due to higher cash balance.

Earning per share (EPS) is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. EPS increased by 55% as compared to last year mainly as a result of higher profit after tax. EPS for last year ended 31 December 2003 is higher as it is the profit after tax for the entire financial year while this period of review is for the half year 2004.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. This ratio is better than last year as a result of higher revenue.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. EBITDA is healthier this year due to higher revenue. EBITDA for last year ended 31 December 2003 is higher as it is the EBITDA for the entire financial year while this period of review is for the half year 2004.

Income Statement Analysis For the 6 Months Ended 30 June 2004:

Total revenue increased by about P41 million or 17%. This is a result of higher room revenue and Food and Beverage (F&B) revenue.

Revenue:
Room revenue showed a significant improvement as compared to the same period last year. The main reason is because last year, the tourism industry of the Philippines was affected negatively by the travel advisories relating to the Severe Acute Respiratory Syndrome (SARS) and the Iraq war. However, travel concerns relating to the SARS and the Iraq war during the first half of 2004 were not as serious as they were last year. This resulted in improved business conditions for the tourism industry in the Philippines during the first half of 2004.

F&B business also showed an improvement of P11 million or 13% over last year. The main reason is due to better banquet and convention businesses. Furthermore, the improvement in room division's business also has a flow down effect on the Riviera restaurant.

Cost of Sales:
Cost of sales for F&B showed an increase as compared to last year. The increase is consistent with the higher F&B revenue.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is higher as a result of higher revenue.

Operating Expenses:
Operating expenses include payroll and related expenses, other administrative expenses, sales and marketing, energy cost, depreciation and other fixed charges. The total expense is higher than last year by P13 million due to higher business volume for this year.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to higher revenue.

Interest Income:
This represents interest income earned from fixed deposits placed with banks. The lower interest income is due lower interest rates.

There are no material event(s) and uncertainties known to management that would address the past and would have an impact on the future operations of the following:

- Any known trends, demands, commitments, events or uncertainties that will have a material impact on the Company's liquidity.
- Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.
- Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.
- Any significant elements of income or loss that did not arise from the Company's continuing operations.
- The causes for any material change(s) (5% or more) from period to period in one or more line items (vertical and horizontal) of the Company's financial statements.
- Any seasonal aspects that had a material effect on the financial condition or results of operations.

Management is not aware of any event that may trigger direct or contingent financial obligations that is material to the Company, including any default or acceleration of an obligation. Management is not aware of any material off-balance sheet transaction, arrangement, obligation (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that were created during the first half of 2004.

GRAND PLAZA HOTEL CORPORATION
June 30, 2004 and 2003
(With comparative figures for the year ended December 31, 2003)
(In Philippine Pesos)

LIABILITIES AND STOCKHOLDERS' EQUITY	Unaudited June 30, 2004	Unaudited June 30, 2003	Audited Dec. 31, 2003
Current Liabilities			
Accounts payable	160,456,463.90	143,575,896.10	147,897,365.36
Accrued liabilities	84,010,813.96	74,176,752.33	79,994,332.66
Rental payable	45,225,000.00	39,195,000.00	42,210,000.00
Due to associated/related companies	32,565,254.91	8,541,740.69	18,422,197.21
Advances from immediate holding company - net	10,111,221.84	10,651,720.38	10,383,768.47
Refundable deposit	23,470,282.09	18,512,840.60	23,470,282.09
Deferred rental - Pagcor	6,705,019.45	6,484,693.05	6,695,702.89
Due to Byron	1,265,840.35	1,265,840.35	1,265,840.35
Dividend payable	-	113,750.76	84,260.00
Income tax payable	11,181,844.95	4,828,989.97	7,727,096.48
Other current liabilities	8,007,108.79	5,722,572.82	6,390,164.30
Total Current Liabilities	*382,998,850.24*	*313,069,797.05*	*344,541,009.81*
Long - Term Liabilities			
Reserves	16,945,595.70	14,620,842.13	16,329,845.93
Total Long - Term Liabilities	*16,945,595.70*	*14,620,842.13*	*16,329,845.93*
Capital Stock			
Authorized - 115,000,000 shares in 2003 and 2002 at P10.00 par value per share			
Capital stock	873,182,699.00	873,182,699.00	873,182,699.00
Premium on capital stock	11,965,903.78	11,965,903.78	11,965,903.78
Paid-in capital in excess of par - Warrants	2,691,613.81	2,691,613.81	2,691,613.81
Treasury stock	(439,975,320.00)	(234,733,470.00)	(439,975,320.00)
Retained earnings/(deficit) - beginning	583,445,562.99	518,581,993.89	518,581,993.89
Retained profit/(loss) for the period	54,922,591.25	37,590,661.52	80,567,223.10
Dividend declared	-	-	(15,703,654.00)
Total Stockholders' Equity	*1,086,233,050.83*	*1,209,279,402.00*	*1,031,310,459.58*
Total Liabilities and Stockholders' Equity	***1,486,177,496.77***	***1,536,970,041.18***	***1,392,181,315.32***

GRAND PLAZA HOTEL CORPORATION
For the 2nd quarters ended June 30, 2004 and 2003
(In Philippine Pesos)

	Unaudited 2nd Quarter June 30, 2004	Unaudited 2nd Quarter June 30, 2003
Revenue		
Rooms	61,433,881.78	41,220,638.16
Food & Beverage	46,180,021.42	37,259,077.00
Other Operated Depts.	2,934,726.14	1,864,954.19
Rental Income/Others	24,215,726.55	23,043,925.13
Total Revenue	*134,764,355.89*	*103,388,594.48*
Cost of Sales		
Food & Beverage	13,838,209.71	9,734,629.69
Other Operated Depts.	1,181,139.29	990,206.75
Total Cost of Sales	*15,019,349.00*	*10,724,836.44*
Gross Profit	119,745,006.89	92,663,758.04
Operating Expenses	91,883,774.18	79,075,573.05
Net Operating Income	*27,861,232.71*	*13,588,184.99*
Non-operating Income/(Loss)		
Interest Income	3,421,592.08	4,781,156.42
Dividend Income	-	11,021.63
Gain/(Loss) on Disposal of Fixed Assets	-	288,453.66
Exchange Gain/(Loss)	554,077.63	524,462.21
Share in Net Income/(Loss) of Associated Co.	(646,298.62)	(436,193.60)
Total Non-Operating Income	*3,329,371.09*	*5,168,900.32*
Net Income/(Loss) Before Tax	31,190,603.80	18,757,085.31
Provision for Income Tax	9,439,298.27	7,042,455.58
Net Income/(Loss) After Tax	***21,751,305.53***	***11,714,629.73***

GRAND PLAZA HOTEL CORPORATION
For the years ended June 30, 2004 and 2003
(With comparative figures for the year ended December 31, 2003)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2004	Unaudited Year-to-date June 30, 2003	Audited Dec. 31, 2003
Cash flows from operating activities			
Net income	54,922,591.25	37,590,661.52	80,567,223.10
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	23,716,025.36	24,119,899.67	47,941,721.51
Equity in net income of associated company	1,044,077.00	839,542.77	1,552,208.72
Provision for bad debts	882,475.77	1,055,110.38	937,918.38
Changes in operating assets and liabilities			
(Increase) decrease in			
Accrued interest receivable	(301,937.42)	(217,798.56)	(513,119.05)
Accounts receivable - trade	423,798.12	10,899,589.90	(6,883,755.96)
Accounts receivable - others	731,662.11	(676,424.73)	(701,549.07)
Deferred income tax	(4,987,229.82)	(810,832.24)	(1,461,569.66)
Advances to associated company	(24,099,860.11)	66,425,482.77	54,609,386.71
Inventories	(1,255,907.40)	1,931,673.36	1,481,515.12
Prepaid expenses	(8,462,885.86)	(7,750,354.42)	(237,959.41)
Other current assets	814,746.64	4,144,687.48	8,139,023.73
Increase (decrease) in			
Accounts payable	12,559,098.54	(7,887,422.77)	(3,565,953.51)
Accrued liabilities	4,016,481.30	1,408,402.34	7,225,982.67
Rental payable	3,015,000.00	3,015,000.00	6,030,000.00
Due to associated company	14,143,057.70	(78,185,419.91)	(68,304,963.39)
Advances from immediate holding company - net	(272,546.63)	(210,174.73)	(478,126.64)
Refundable deposit	-	(272,102.00)	4,685,339.49
Deferred rental - Pagcor	9,316.56	(0.02)	211,009.82
Dividend payable	(84,260.00)	-	(29,490.76)
Income tax payable	3,454,748.47	(5,556,724.83)	(2,658,618.32)
Other current liabilities	1,616,944.49	(5,423,070.12)	(4,755,478.64)
	81,885,396.07	44,439,725.86	123,790,744.84
Cash flows from investing activities			
Acquisition of property and equipment - net	(1,441,272.73)	(1,558,109.47)	(2,744,417.42)
Dividend (declared)/received	-	-	(15,703,654.00)
(Receipts)/Payments relating to other assets	-	-	4,500.00
Buyback of shares - net	-	-	(205,241,850.00)
	(1,441,272.73)	(1,558,109.47)	(223,685,421.42)
Cash flows from financing activities			
Increase/(Decrease) in reserves	615,749.77	1,290,137.09	2,999,140.89
	615,749.77	1,290,137.09	2,999,140.89
Net increase in cash and short-term notes	81,059,873.11	44,171,753.48	(96,895,535.69)
Cash and short-term notes, Beginning	159,334,970.18	256,230,505.87	256,230,505.87
Cash and short-term notes, Ending	**240,394,843.29**	**300,402,259.35**	**159,334,970.18**

Grand Plaza Hotel Corporation

Aging Report As At 30 June 2004

Customer Type	0 to 8 days	9 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	Over 120 days	Total	%
Airlines	106,119	354,476	71,542	2,892			535,029	2.46%
Credit card	1,283,336						1,283,336	5.90%
PAGCOR	1,883,409	5,393,976	53,717	395,352	2,909	120,356	7,849,719	36.07%
Individual - local	263,203	267,447	1,404				532,054	2.44%
Company - local	445,218	1,294,312	2,512,724	968,838	57,273	404,262	5,682,627	26.11%
Overpayment	(230,299)	(27,103)	(39,763)	(88,492)	(127,434)	(365,911)	(879,002)	-4.04%
Permanent accounts	126,849	9,159		17,007		30,811	183,826	0.84%
Staff ledger	4438	11,333	22,805			16,766	55,342	0.25%
Travel Agent - Local	1,164,912	1,735,595	1,429,691	40,670			4,370,868	20.08%
Temporary credit	234,121	561,829	85,679	104,171		612,208	1,598,008	7.34%
Travel Agent - Foreign	100,558	271,256	161,055	18,484			551,353	2.53%
TOTAL	5,381,864	9,872,280	4,298,854	1,458,922	(67,252)	818,492	21,763,160	100.00%
%	24.73%	45.36%	19.75%	6.70%	-0.31%	3.76%	100.00%	